High Citizen Engagement Through Effective Online Outreach



Matterhorn™
BY COURT INNOVATIONS

Case Study: 29th District Court - City of Wayne, Michigan

The Customer:

The City of Wayne, Michigan, home to about 17,500 people, is located in Southeast Michigan in Wayne County. Their court system is a small, single-judge court presided by Judge Laura Mack, a respected leader known for her engagement and involvement within Wayne's community.

Throughout her term in the judicial branch, one of Judge Mack's goals has been to increase the court's flexibility – making justice more convenient and accessible for Wayne residents while maintaining an exceedingly high level of customer service. She has seen the challenges faced by Wayne residents who are required to attend court-based legal proceedings but are unable to leave work or arrange last-minute childcare. And she knows just how stretched her court's staff resources are – with no budget for increased headcount.

The Problem:

A pressing challenge faced by the court was the recent reduction of court personnel combined with overtime from their traffic officers. Judge Mack knew that this would further strain the court's depleted resources, as citizens who wish to contest their tickets at a pre-informal hearing must be scheduled and added to the court's docket.

In this age of Internet technology, Judge Mack knew that there must be a cost-effective way to simplify many of the court's legal proceedings without having to hire additional staff resources. She did not have to look far to find an answer – in nearby Highland Park, Michigan, the local court had been successfully utilizing Court Innovations' Matterhorn platform, software designed to help courts increase access with online case resolution. Judge Mack was impressed by the results and was eager to offer this convenient, web-based solution to Wayne's public.

> " Not everyone has the ability to go to court during the work week. We wanted to make our court more accessible to citizens. That was our bottom line. "
>
> – Hon. Laura Mack,
> *29th District Court Judge*

> " You can tell that customer service is a priority in the Wayne court. They take the time to work with citizens and help them go through the process. "
>
> – MJ Cartwright
> *Court Innovations CEO*

> " Matterhorn gave us the ability to do more with less. The platform freed up our docket and gave us more time to process online cases and alleviate workload in certain areas. As opposed to dealing with citizens on the spot, our staff was able to work through online requests during time when the court was less busy. "
>
> – Linda Gable
> *29th District Court Administrator*

The Solution:

In October 2015, Judge Mack and Court Administrator Linda Gable of the 29th District Court worked together to champion the implementation of the Matterhorn platform for faster, more convenient resolution of traffic ticket appeals. Historically, ticket-holders in Wayne have had three options for ticket resolution:

Pay the fine and have points added to their license

OR

Deny responsibility and have a hearing before the judge. If found responsible, face the same consequences as before

OR

Schedule a hearing to discuss possible reduction or elimination of points

According to Linda Gable, 29th District Court Administrator, citizens typically pursue the third option, in hopes of avoiding points being added to their license.. Prior to the Matterhorn system, the third option was a time-consuming, resource-intensive process that involved scheduling and attending a pre-informal hearing during the court's hours. Now, with the online system, citizens can request a review online, rather than schedule an in-person hearing. This allows the work to be spread out throughout the day and reduces strain on their staff. **Whether the ticket holder chooses the online route or the on-site route, the case outcome will be the same, as the court's decision is most often based on prior driving record.**

The Results:

The 29th District Court team took several steps to promote citizen engagement with the platform:
- An initial press release in the local newspaper
- URLs printed on tickets
- Online options highlighted on the court's website
- Information provided by court staff to citizens that phone in about ticket resolution

At the beginning of the launch, the court saw slow but steady numbers. But as citizens gained familiarity with the system and the number of citations grew in Wayne, the online system began to double its growth each month. "Citizens were very excited about the convenience factor of the new system," says Gable. "Not having to schedule a date with the court during business hours was a relief to many citizens who had difficulty taking time off of work or arranging transportation to the court." Gable also discovered that citizens were recommending the online option to fellow residents on a discussion group for the City of Wayne community Facebook page. Once the word got out, the court was seeing nearly 200 online requests monthly.



21.5% of ticket holders handled their case online

47% of Wayne ticket holders scheduled an in-person pre-informal hearing

33% of Wayne ticket holders scheduled an in-person pre-informal hearing

30% reduction of in-person pre-informal hearings

January-February 2015

January-February 2016

With Matterhorn, **the percentage of in-person informal hearings decreased,** while the overall number of informal hearings provided via online resolution increased - including citizens that may not have been able to access the court during regularly scheduled hours. **The court was able to offer increased capacity without adding personnel - in fact, strain on staff was reduced.**

Mack and Gable are happy with the results of implementing the Matterhorn system in their community. Not only is the court able to handle a heavier workload with the same amount of staff, it is also able to maintain its excellent customer satisfaction, which has been paramount to success. In addition, the court is saving time and resources while managing its docket more efficiently. And in the spirit of Judge Mack's judicial branch goals, the court has been able to cost-effectively expand access, flexibility, and convenience for the citizens of Wayne.